CERTIFICATE OF QUALIFICATIONS

I, Glenn R. Clark, am a professional engineer and principal of Glenn R. Clark & Associates Limited, Cobourg, Ontario, Canada. I reside at 288 King Street East, Cobourg, Ontario.

This certificate applies to the report prepared for Genco Resources Ltd., “LA GUITARRA MINE TECHNICAL REPORT, TEMASCALTEPEC, MEXICO”, January 28, 2010.

1.

I am a Professional Engineer, registered as a Consulting Engineer with the Association of Professional Engineers of the Province of Ontario, Canada. Registration number 8506016. I graduated from the University of Toronto in 1958 with the degree of Bachelor of Applied Science in Geology. I have been engaged in mineral exploration and mine development for more than fifty-two years.

2.	As a result of my experience and education, I am a “Qualified Person” as defined in National Policy 43-101.

3.

This report is based on the examination of the available data including previous reports. The last site visit to the La Guitarra Mine Property I made was from July 19-29, 2009 for the purpose of this report. The report was prepared jointly with John Thornton, SAIIM.

1.	The sources of all information are noted in the report. The information provided by the various parties to the best of my knowledge and experience is correct.

2.	I am independent from Genco Resources Ltd. in accordance with the application of Section 1.4 of National Instrument 43-101

3.

I have previously visited and reported on the La Guitarra property in a report entitled ”Review of Resources and Reserves, La Guitarra Mine, Temascaltepec, Mexico”, June 25, 2008, “Review of Resources and Reserves, La Guitarra Mine, Temascaltepec, Mexico, May 15, 2007” and “Review of Resources and Reserves, La Guitarra Mine, Temascaltepec, Mexico, September 22, 2006”

9.	I have read National Instrument 43-101 and Forms 43-101F1. This report has been prepared in compliance with these documents.

10.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

11.

I consent to the filing of this report with any stock exchange or other regulatory authority and any publication by them, including electronic publication of this report, in the public company files on their websites accessible to the public.

Cobourg, Ontario January 28, 2010